March 26, 2025

Yongcheng Yang
Chief Financial Officer
Enlightify Inc.
3rd floor, Borough A, Block A. No. 181, South Taibai Road
Xi   an, Shaanxi Province, PRC 710065

        Re: Enlightify Inc.
            Form 10-K for the Fiscal Year Ended June 30, 2024
            Filed October 15, 2024
            File No. 001-34260
Dear Yongcheng Yang:

        We issued comments to you on the above captioned filing on November 12, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by April 8, 2025.

         If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Christie Wong at 202-551-3684 or Michael Fay at 202-551-3812 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.




                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Industrial Applications and
                                                              Services
cc:   Robert Zepfel, Esq.